UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 000-25790
CUSIP Number: 69323 K 100

            (Check One):         [ X ] Form 10-K    [   ] Form 11-K     [   ] Form 20-F    [   ] Form 10-Q
                                    [   ] Form N-SAR  [   ] Form N-CSR

            For Period Ended:  December 31, 2004

[  ] Transition Report on Form 10-K                 [  ] Transition Report on Form 10-Q
[  ] Transition Report on Form 20-F                  [  ] Transition Report on Form N-SAR
[  ] Transition Report on Form 11-K

            For the Transition Period Ended:

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant:                              PC Mall, Inc.
Former name if applicable:

Address of Principal
Executive Office (Street and Number):        2555 West 190th Street, Suite 201
                                                                  Torrance, California  90504

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

[X]       (a)        The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]       (b)        The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[   ]       (c)        The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.  (Attach extra sheets if needed.)

            In the Registrant's Annual Report on Form 10-K for the year ended December 31, 2004 (the "2004 Form 10-K"), the Registrant's management is required to include a report on  its assessment of the effectiveness of the Registrant's internal control over financial reporting as of December 31, 2004, as required under Section 404 of the Sarbanes Oxley Act of 2002.  As of the date of this filing, the Registrant is continuing to evaluate deficiencies in its internal control over financial reporting and as a result of the control deficiencies identified to date, is performing additional analysis in order to complete its assessment of the effectiveness of the Registrant's internal control over financial reporting and to complete its 2004 financial statements and the 2004 Form 10-K. Due to the additional time required by the Registrant to complete these activities, the Registrant is unable to file the 2004 Form 10-K within the prescribed due date of March 16, 2005, without unreasonable effort and expense.

            A material weakness is a control deficiency, or combination of control deficiencies, that results in a more than remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. During the audit of the Registrant's 2004 financial statements, the Registrant's independent registered public accounting firm identified and brought to management's attention certain errors relating to the Registrant's revenue recognition for transactions under a software service advisor agreement ("SSA Agreement"). This control deficiency resulted in an audit adjustment that was reflected in the financial results for the Registrant's fourth quarter and fiscal year ended December 31, 2004, which were furnished as Exhibit 99.1 to the Registrant's Current Report on Form 8-K on February 18, 2005.  Total revenue recognized in 2004 for SSA Agreement transactions was $131,000 and was included in the foregoing reported results of operations.  Deferred revenue related to these transactions at December 31, 2004 was $282,000.  Management has performed an assessment of these errors, and on March 16, 2005 management determined that the control deficiency relating to the errors identified with respect to revenue recognition for the SSA Agreement transactions constitutes a material weakness.  The Registrant has developed and implemented procedures to improve its internal controls relative to SSA Agreement transactions and the timing of revenue recognition for such transactions.

            As a result of the complex nature of the new requirements under Section 404 and the time and resources required to assess the material weakness described above, the Registrant is unable to complete and file the 2004 Form 10-K by the prescribed filing date without unreasonable effort and expense.  The Registrant continues to dedicate significant resources to the finalization of its financial statements, internal control testing and reporting, and the 2004 Form 10-K.  The Registrant currently anticipates filing the 2004 Form 10-K on or before the extended deadline of March 31, 2005.  As a result of the material weakness identified, the Registrant's management will conclude in the Management Report on Internal Control Over Financial Reporting to be included in the 2004 Form 10-K that the Registrant's internal control over financial reporting was not effective. Also, as a result of the material weakness, the Registrant's management believes that the report of its independent registered public accounting firm will contain an adverse opinion with respect to the effectiveness of the Registrant's internal control over financial reporting as of December 31, 2004.

            The Registrant is still in the process of completing all of the necessary assessment processes required by Section 404 of the Sarbanes-Oxley Act of 2002. Although the Registrant is not currently aware of any additional deficiencies that are expected to result in a material weakness, there can be no assurances that the Registrant will not subsequently determine that any existing or additional deficiencies constitute material weaknesses as a result of management's ongoing evaluation of internal control over financial reporting.

PART IV - OTHER INFORMATION

(1)        Name and telephone number of person to contact in regard to this notification:

            Ted Sanders, CFO                                                    (310) 354-5600
                (Name)                                                                (Area Code) (Telephone Number)

(2)        Have all other periodic reports required under Section 13 of 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the Registrant was required to file such report(s)) been filed?  If the answer is no, identify report(s).  [X] Yes  [  ] No

(3)        Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?              [X] Yes         [  ] No

            If so:  attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

            On February 18, 2005, the Registrant announced its financial results for its fourth fiscal quarter and fiscal year ended December 31, 2004.  A copy of the news release was furnished as Exhibit 99.1 to the Current Report on Form 8-K on February 18, 2005.  The statement of operations for the fiscal year ended December 31, 2004 expected to be included in the Registrant's 2004 Form 10-K are expected to be substantially consistent with the results of operations for such fiscal year as set forth in the February 18, 2005 news release.

PC MALL, INC.

(Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 17, 2005	By: /s/ Ted Sanders Ted Sanders, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the Registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the Registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the Registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).